UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CHEMBIO DIAGNOSTICS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

163572100
(CUSIP Number)

February 24, 2010
(Date of Event which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Statement on Schedule 13G is being filed pursuant to Rule 13d-1(h) and relates to the previous Statement on Schedule 13D filed on December 7, 2007 and Statement on Schedule 13D Amendment No. 1 filed on December 21, 2007.

Continued on following pages
Page 1 of 14 Pages
Exhibit Index: Page 13

Schedule 13G

CUSIP No.: 163572100	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL MASTER, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 61,944,901 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 163572100	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	3,356,040
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	3,356,040
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.42% based on 61,944,901 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 163572100	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CRESTVIEW CAPITAL OFFSHORE FUND, INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	3,356,040
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	3,356,040
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,040
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.42% based on 61,944,901 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: OO

Schedule 13G

CUSIP No.: 163572100	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DANIEL I. WARSH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of Amercia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	102,796
	6.	Shared Voting Power	3,356,040
	7.	Sole Dispositive Power	102,796
	8.	Shared Dispositive Power	3,356,040
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,836
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.58% based on 61,944,901 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: IN

Schedule 13G

CUSIP No.: 163572100	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT M. HOYT
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	679,268
	6.	Shared Voting Power	3,356,040
	7.	Sole Dispositive Power	679,268
	8.	Shared Dispositive Power	3,356,040
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,035,308
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.51% based on 61,944,901 shares outstanding as of November 4, 2009.
12.	Type of Reporting Person: IN

Schedule 13G

CUSIP No.: 163572100	Page 7 of 14 Pages

Item 1(a).               Name of Issuer:

Chembio Diagnostics, Inc. (the “Issuer”).

Item 1(b).               Address of Issuer’s Principal Executive Offices:

3661 Horseblock Road, Medford, New York 11763

Item 2(a).               Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

 i)  Crestview Capital Master, L.L.C. (“Crestview Master”);

 ii) Crestview Capital Partners, L.L.C. (“Crestview Partners”);

 iii) Crestview Capital Offshore Fund, Inc. (“Crestview Offshore”);

 iv) Daniel I. Warsh (“Mr. Warsh”); and

 v) Robert M. Hoyt (“Mr. Hoyt”)

This Statement relates to Shares (as defined herein) held for the accounts of each of Crestview Master, Crestview Offshore and Crestview Capital Fund III, L.P. (“Crestview Fund III”), a Delaware limited partnership.  Crestview Partners is the sole manager of Crestview Master, the sole general partner of Crestview Fund III, and the investment manager of Crestview Offshore.  Mr. Warsh is a director of Crestview Offshore and a manager of Crestview Partners.  Mr. Hoyt is a manager of Crestview Partners.  In such capacities, Mr. Warsh and Mr. Hoyt may be deemed to have voting and dispositive powers over the shares held in the accounts of Crestview Master, Crestview Offshore and Crestview Fund III.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Crestview Master, Crestview Partners, Mr. Warsh and Mr. Hoyt is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, IL 60062.

The address of the principal business office of Crestview Offshore is c/o Genesis Fund Services Limited, 4th Floor, 308 East Bay Street, P.O. Box N-9058, Nassau, Bahamas.

Item 2(c).               Citizenship:

 i)  Crestview Master is a Delaware limited liability company;

 ii) Crestview Partners is an Illinois limited liability company;

Page 8 of 14 Pages

iii) Crestview Offshore is a Bahamian international company;

iv)  Mr. Warsh is a citizen of the United States of America;

v)  Mr. Hoyt is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).               CUSIP Number:

163572100

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)                Amount Beneficially Owned

Crestview Fund III and Crestview Offshore are “feeder funds” which invest substantially all of their capital into Crestview Master.  As of February 24, 2010, Crestview Master is distributing all of the Shares that are currently held by Crestview Master to its equity holders (including Crestview Fund III and Crestview Offshore) on a pro rata basis based upon their respective interests in Crestview Master’s net assets (the “First Distribution”).  As a result of the First Distribution, Crestview Fund III will receive 12,990,569 Shares (or 20.97% of the 61,944,901 total number of Shares outstanding) and Crestview Offshore will receive 3,356,040 (or 5.42% of the 61,944,901 total number of Shares outstanding) (in each case, the total Shares outstanding is based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q).  Immediately upon receipt of its pro rata portion of the Shares currently held by Crestview Master, Crestview Fund III will be distributing its Shares to the Crestview Fund III partners, pro rata based upon each partner’s equity interest in Crestview Fund III (the “Second Distribution,” and together with the First Distribution, the “Transaction”).  As a result of the Second Distribution, Crestview Fund III may be deemed to be the beneficial owner of 0 Shares.  The First and Second Distributions are two parts of the same overall Transaction with the same overall purpose.  As a result of the Transaction, as of February 24, 2010:

(a)           Crestview Master may be deemed to be the beneficial owner of 0 Shares;

(b)           Crestview Partners may be deemed to be the beneficial owner of 3,356,040 Shares.  This amount consists of: A) 0 Shares held for the account of Crestview Master; B) 3,356,040 Shares held for the account of the Offshore Fund; and C) 0 Shares held for the account of Crestview Fund III;

(c)           Crestview Offshore may be deemed to be the beneficial owner of 3,356,040 Shares held for its account;

Page 9 of 14 Pages

(d)           Mr. Warsh may be deemed to be the beneficial owner of 3,458,836 Shares held individually and for the accounts of each of Crestview Master, Crestview Offshore and Crestview Fund III.  This amount consists of: A) 0 Shares held for the account of Crestview Master; B) 3,356,040 Shares held for the account of Crestview Offshore; C) 0 Shares held for the account of the Crestview Fund III; and D) 102,796 Shares held individually.

(e)           Mr. Hoyt may be deemed to be the beneficial owner of 4,035,308 Shares held individually and for the accounts of each of Crestview Master, Crestview Offshore and Crestview Fund III.  This amount consists of: A) 0 Shares held for the account of Crestview Master; B) 3,356,040 Shares held for the account of Crestview Offshore; C) 0 Shares held for the account of the Crestview Fund III; and D) 679,268 Shares held individually.

Item 4(b)                Percent of Class:

(a)           The number of Shares of which Crestview Master may be deemed to be the beneficial owner constitutes approximately 0% of the 61,944,901 total number of Shares outstanding.  (Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 61,944,901 Shares outstanding as of November 4, 2009).

(b)           The number of Shares of which Crestview Partners may be deemed to be the beneficial owner constitutes approximately 5.42% of the 61,944,901 total number of Shares outstanding.  (Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 61,944,901 Shares outstanding as of November 4, 2009).

(c)           The number of Shares of which Crestview Offshore may be deemed to be the beneficial owner constitutes approximately 5.42% of the 61,944,901 total number of Shares outstanding.  (Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 61,944,901 Shares outstanding as of November 4, 2009).

(d)           The number of Shares of which Mr. Warsh may be deemed to be the beneficial owner constitutes approximately 5.58% of the 61,944,901 total number of Shares outstanding.  (Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 61,944,901 Shares outstanding as of November 4, 2009).

(e)           The number of Shares of which Mr. Hoyt may be deemed to be the beneficial owner constitutes approximately 6.51% of the 61,944,901 total number of Shares outstanding.  (Based upon information provided by the Issuer in its recently filed quarterly report on Form 10-Q there were approximately 61,944,901 Shares outstanding as of November 4, 2009).

Item 4(c)                Number of Shares of which such person has:

Crestview Master:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0
Crestview Partners:
(i) Sole power to vote or direct the vote:	0

Page 10 of 14 Pages

(ii) Shared power to vote or direct the vote:	3,356,040
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,356,040
Crestview Offshore:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,356,040
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,356,040
Mr. Warsh:
(i) Sole power to vote or direct the vote:	102,796
(ii) Shared power to vote or direct the vote:	3,356,040
(iii) Sole power to dispose or direct the disposition of:	102,796
(iv) Shared power to dispose or direct the disposition of:	3,356,040
Mr. Hoyt:
(i) Sole power to vote or direct the vote:	679,268
(ii) Shared power to vote or direct the vote:	3,356,040
(iii) Sole power to dispose or direct the disposition of:	679,268
(iv) Shared power to dispose or direct the disposition of:	3,356,040

Item 5.                    Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8.                    Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 11 of 14 Pages

Item 10.                 Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010	CRESTVIEW CAPITAL MASTER, L.L.C.

By: CRESTVIEW CAPITAL PARTNERS, L.L.C., its Sole Manager

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

Date: February 25, 2010	CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

By:	/s/ Robert M. Hoyt
Name: Robert M. Hoyt
Title: Manager

Date: February 25, 2010	CRESTVIEW CAPITAL OFFSHORE FUND, INC.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Director

Date: February 25, 2010	DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

Date: February 25, 2010	ROBERT M. HOYT

By:	/s/ Robert M. Hoyt

Page 13 of 14 Pages

EXHIBIT INDEX
Ex.		Page No.
A	Joint Filing Agreement, dated February 25, 2010 by and among the Reporting Persons…………………………………………..	14

Page 14 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Chembio Diagnostics, Inc. dated as of February 25, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 25, 2010	CRESTVIEW CAPITAL MASTER, L.L.C.

By: CRESTVIEW CAPITAL PARTNERS, L.L.C., its Sole Manager

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

Date: February 25, 2010	CRESTVIEW CAPITAL PARTNERS, L.L.C.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Manager

By:	/s/ Robert M. Hoyt
Name: Robert M. Hoyt
Title: Manager

Date: February 25, 2010	CRESTVIEW CAPITAL OFFSHORE FUND, INC.

By:	/s/ Daniel I. Warsh
Name: Daniel I. Warsh
Title: Director

Date: February 25, 2010	DANIEL I. WARSH

By:	/s/ Daniel I. Warsh

Date: February 25, 2010	ROBERT M. HOYT

By:	/s/ Robert M. Hoyt